**MINUTES OF SPECIAL MEETING
OF THE BOARD OF DIRECTORS OF
MPHASE TECHNOLOGIES, INC.
HELD ON APRIL 27, 2009**

A special meeting of the Board of Directors of mPhase Technologies, Inc. was held at the offices of Eagle Advisers, 230 Park Avenue, New York, N.Y. at 11:00 A.M. on April 25, 2009.

The meeting was brought to order by Ronald Durando, who acted as Chairman. Present at the meeting were Mr. Abraham Biderman, Mr. Gustave T. Dotoli and Mr. Martin Smiley constituting a majority of the Board as required by the corporation law of the State of New Jersey for a quorum.

Mr. Smiley read the minutes of a Special Meeting of the Board of Directors held on September 11, 2008. Upon review by the Board and upon a motion for approval proposed by Mr. Durando and seconded by Mr. Dotoli the following resolution was passed unanimously by the Board:

RESOLVED, the Minutes of the Special Meeting of the Board of Directors held on September 11, 2008 are hereby approved as read.

Mr. Durando then gave a report on the Porsche/Eagle Fisher Flashlight. He exhibited new photographs of the proposed flashlight designed by Porsche Design Studio and manufactured by MKB, an Austrian contractor which was recommended by Porsche Design Studio. Mr. Durando indicated that in order to produce a prototype of the Porsche Design Studio flashlight and meet the other expenses of the Company, the Company would require substantial funding in the amount of $5-7 million from its traditional base of retail shareholders as well as micro cap funds that had provided the Company with significant financing in the form of Convertible Debentures, including Golden Gate Investors, La Jolla Capital, Chicago Venture Partners and JMJ Financial. Mr. Smiley then gave a report on the structure of the Convertible Debenture financings outstanding as well as reported upon the fact that the Company had issued a substantial amount of reparation shares to induce further investments from its retail shareholders.

After a detailed discussion of the Board of Directors, Mr. Smiley proposed the following Resolution:

RESOLVED, that the Board of Directors hereby ratifies and approves (1) Convertible Debenture financings entered into with Golden Gate Investors, Chicago Venture Partners, JMJ Financial and La Jolla Capital during the fiscal year commencing July 1, 2008 through the date hereof and authorizes the Company to enter up to $10 million of additional financing with such investors and (2) Private Placements of equity for the current fiscal year as well as reparation shares issued in connection therewith and further authorizes the Company to enter into additional equity private placements of up to $10 million to provide the Company with necessary funds to operate, all of the foregoing, upon such terms and conditions, as officers of the Company, from time to time determine to be in the best interest of the Company.

Mr. Smiley then gave a report of the current capital structure of the Company and indicated that the Board, subject to shareholder approval needed to authorize both (1) a reverse split of up to 100/1 of the Company's common stock and (2) the authorization to amend the

Company's certificate of incorporation, subject to shareholder approval to increase the number to authorized shares of common stock to 3 billion shares.

Upon motion duly made, Mr. Biderman proposed and Mr. Dotoli seconded the following Resolution:

RESOLVED, that the Board of Directors hereby approves, under the sole discretion of management, an up to 100/1 Reverse Split of the Company's common stock and, subject to shareholder approval, an increase in the Company's shares of common stock to 3 billion shares.

Mr. Smiley then noted that the Company had recently implemented across the board cut in salaries so that the payroll is targeted towards $100,000 per month and that Mr. Durando and Mr. Dotoli had significant accrued and unpaid salary and Messrs Durando, Dotoli and Smiley have extended significant bridge loans to the Company during the fiscal year 2009. It was therefore proposed by Mr. Biderman and duly seconded by Mr. Smiley that such persons would be authorized to convert at $.0075 per share, subject to availability of adequate shares authorized but unissued at the time, all sums owed to such person. Therefore it was then:

RESOLVED, that the Board of Directors hereby approves the 12% Demand Promissory Notes issued by the Company to evidence sums owed to its officers, as described in the Company's public financial statement and such persons, may, at their election in the future convert such Notes and other sums owed into shares of the Company's common stock at $.0075 per share.

Mr. Dotoli then described that the Company was pursuing government grants through Patton Boggs, a Washington D.C. law firm and lobbyist both under the Stimulus program and other programs in connection with its Smart NanoBattery under DOD and Department of Energy programs. In addition, Mr. Dotoli indicated he would speak to Congressman Donald Payne who represents Newark, New Jersey and with whom Mr. Dotoli has been acquainted for many years to enlist his assistance in such matter.

IN WITNESS WHEREOF, the undersigned, being a majority of the Directors of the Company, hereby unanimously approves all of the foregoing Resolutions.

By: ______________________
Name: Martin Smiley

By: ______________________
Name: Ronald A. Durando

By: ______________________
Name: Abraham Biderman

By: ______________________
Name: Gustave T. Dotoli